UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

10x Genomics, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Titles of Class of Securities)

88025U109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88025U109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON SoftBank Vision Fund (AIV M2) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,836,232 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,836,232 (a) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,232 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5% (b) (See Item 4)
12	TYPE OF REPORTING PERSON PN

(a)

The shares are held directly by SoftBank Vision Fund (AIV M2) L.P. Consists of 3,836,232 shares of Class B common stock. The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a one-for-one basis. The holders of Class B common stock are entitled to ten votes per share and the holders of Class A common stock are entitled to one vote per share.

(b)

The ownership calculation is based on the aggregate number of shares of Class B common stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 20,900,524 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 88025U109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON SB Investment Advisers (UK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,836,232 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,836,232 (a) (See Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,836,232 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.5% (b) (See Item 4)
12	TYPE OF REPORTING PERSON FI

(a)

The shares are held directly by SoftBank Vision Fund (AIV M2) L.P. Consists of 3,836,232 shares of Class B common stock. The Class B common stock is convertible at the holder’s option into the Issuer’s Class A common stock on a one-for-one basis. The holders of Class B common stock are entitled to ten votes per share and the holders of Class A common stock are entitled to one vote per share.

(b)

The ownership calculation is based on the aggregate number of shares of Class B common stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 20,900,524 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 88025U109	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

10x Genomics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6230 Stoneridge Mall Road

Pleasanton, California 94588

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i)	SoftBank Vision Fund (AIV M2) L.P.

(ii)	SB Investment Advisers (UK) Limited

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2020, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

(i)	SoftBank Vision Fund (AIV M2) L.P.

251 Little Falls Drive

Wilmington, DE 19808

(ii)	SB Investment Advisers (UK) Limited

69 Grosvenor Street

London W1K 3JW

United Kingdom

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, $0.00001 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

88025U109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 88025U109	13G	Page 5 of 9 Pages

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, the Reporting Persons are entitled from time to time at their option to convert shares of Class B common stock into shares of Class A Common Stock on a one-for-one basis. SoftBank Vision Fund (AIV M2) L.P. (“SVF”) directly holds 3,836,232 shares of Class A Common Stock of the Issuer, or 15.5% of the outstanding shares of Class A Common Stock of the Issuer, assuming the exchange of all Class B common stock held by SVF into shares of Class A Common Stock, in accordance with Rule 13d-3 of the Act.

SB Investment Advisers (UK) Limited (“SBIA UK”) has been appointed as alternative investment fund manager (“AIFM”) and is exclusively responsible for managing SVF in accordance with the Alternative Investment Fund Managers Directive and is authorized and regulated by the UK Financial Conduct Authority accordingly. As AIFM of SVF, SBIA UK is exclusively responsible for portfolio management and risk management. SBIA UK disclaims beneficial ownership of the shares of Class A Common Stock owned by SVF except to the extent of its pecuniary interest therein. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Percent of Class:

See responses to Item 11 on each cover page. All percentages calculated in this Schedule 13G are based upon an aggregate of 20,900,524 shares of Class A Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

CUSIP No. 88025U109	13G	Page 6 of 9 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 88025U109	13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 14, 2020

SOFTBANK VISION FUND (AIV M2) L.P.

By: SB Investment Advisers (UK) Limited
Its: Manager

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SB INVESTMENT ADVISERS (UK) LIMITED

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

CUSIP No. 88025U109	13G	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Joint Filing Agreement dated as of February 14, 2020, by and among each of the Reporting Persons